SECU 09059641 MMISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PERDIUE SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET, SUITE 1205
(No. And Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN LABARCA (212) 461-2182
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, KEN LABARCA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERDIUE SECURITIES, LLC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sworn to before me this
10th day of February, 2009

[Signature]
Signature

PARTNER AND CO-CEO
Title

ANNA HADJIKOW
Notary Public, State of New York
No. 01HA4969343
Qualified in Queens County
Commission Expires July 16, 2010

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERDIUE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Perdiue Securities, LLC:

We have audited the accompanying statement of financial condition of Perdiue Securities, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perdiue Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 11, 2009

PERDIUE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 204,256
Receivable from clearing broker	299,767
Commissions receivable	59,152
Prepaid expenses	21,957
Rent security deposit	3,800
TOTAL ASSETS	$ 588,932

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 147,804
Members' Equity	441,128
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 588,932

The accompanying notes are an integral part of this financial statement.

PERDIUE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Perdiue Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed under the laws of the State of New York on January 1, 1997 as a Limited Liability Company and was authorized to do business in New York.

The Company's business is that of an NYSE floor broker. Commission income and floor brokerage is earned by the Company on security transactions which it executes on the NYSE.

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on their individual tax returns. The Company is subject to New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 2 RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Company's introduced customers' security transactions are provided by one broker. As of December 31, 2008, there were no significant unsecured amounts owed to the clearing broker by these introduced customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2008, the Company had net capital of $258,700 which exceeded its requirement of $9,854 by $248,846.

NOTE 4 FINANCIAL TRANSACTIONS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with BNY ConvergEX Group ("clearing broker") on behalf of customers. Through contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

Additionally, cash balances are held principally at one financial institution and, at times, may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions.

NOTE 5 COMMITMENTS

The Company's current office lease expires April 30, 2009. The current monthly rent is $1,900. The Company has a renewal option of maintaining its space at the current rent on a monthly basis with a 60 day notice. The aggregate minimum future rental payments under the lease are $7,600 for the four remaining months of the lease.

NOTE 6 PENSION EXPENSE

The Company has a money-purchase pension plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on the participants' compensation. The Company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2008, contributions by the Company to the plans were $39,643.